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                            September 14, 2022

       Jonas Grossman
       Chief Executive Officer
       Chardan NexTech Acquisition 2 Corp.
       17 State Street, 21st Floor
       New York, New York 10004

                                                        Re: Chardan NexTech
Acquisition 2 Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed on September
13, 2022
                                                            File No. 333-266273

       Dear Mr. Grossman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 9, 2022 letter.

       Form S-4 filed September 13, 2022

       Exhibits

   1. We note your response to our prior comment 6. Please provide an active hyperlink directly to the current Exhibit
10.5. Refer to Item 601(a)(2) of Regulation S-K.
               You may contact Heather Clark, Staff Accountant, at (202) 551-3624 or Anne
       McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker, Staff Attorney, at
       (202) 551-4985 or Sherry Haywood, Staff Attorney, at (202) 551-3345 with any other questions.
 Jonas Grossman
Chardan NexTech Acquisition 2 Corp.
September 14, 2022
Page 2

FirstName LastNameJonas Grossman                   Sincerely,
Comapany NameChardan NexTech Acquisition 2 Corp.
                                                   Division of Corporation
Finance
September 14, 2022 Page 2                          Office of Manufacturing
FirstName LastName